SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

VARSITY GROUP INC.

(Names of Subject Company (Issuer))

VGI ACQUISITION CORP.

a wholly-owned subsidiary of

VGI HOLDINGS CORP.

a wholly-owned subsidiary of

FOLLETT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

922281100

(CUSIP Number of Class of Securities)

Dennis A. McMahon

VGI Acquisition Corp.

2233 West Street

River Grove, IL 60171

(708) 583-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Brooks B. Gruemmer

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Telephone: (312) 984-7594

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 3 (this “Amendment”) amends and supplements Item 11 and Item 12 in the Tender Offer Statement on Schedule TO, filed on March 7, 2008, (the “Schedule TO”) with the Securities and Exchange Commission by VGI Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of VGI Holdings Corp., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Follett Corporation, an Illinois corporation (“Follett”) as amended on April 7, 2008.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information
The information set forth in Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“The offering period of the offer expired at 7:00 p.m., New York City time, on Friday, April 11, 2008. According to American Stock Transfer & Trust Company, the depositary for the offer, approximately 16,118,974  Shares (including 5,596 Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the offering period of the offer, representing approximately 85% of the outstanding Shares. The Purchaser has accepted for payment all such validly tendered Shares in accordance with the terms of the offer.

On April 14, 2008, Follett issued a press release announcing the results of the offer as of the expiration of the offering period. Follett also announced that it intends to exercise the Top-Up Option granted to it under the Merger Agreement to purchase directly from the Company, at a price of $0.20 per Share, the number of newly issued Shares necessary for Purchaser to own more than 90% of the Company’s outstanding Shares. Following the payment for all Shares tendered and the exercise of the Top-Up Option, Follett expects to quickly complete the Merger through a short-form merger. In connection with the short-form merger, each Share not tendered pursuant to the offer (other than Shares held by (a) Parent, Purchaser and the Company, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive $0.20 per share in cash, without interest and subject to any applicable withholding taxes. Following the consummation of the short-form merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent.”

The full text of the press release issued by Parent is filed as Exhibit (a)(2)(J) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented with the following information:

(a)(2)(J)	Press Release, issued by Follett, dated April 14, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VGI ACQUISITION CORP.
	By:	/s/ DENNIS A. MCMAHON

		Name:	Dennis A. McMahon
		Title:	Secretary
Dated: April 14, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(2)(J)	Press Release, issued by Follett, dated April 14, 2008.

Corporate Announcement

Follett Corporation
2233 West Street
River Grove, IL 60171

FOR IMMEDIATE RELEASE

Media Contact:

Tom Kline

Phone: 708-437-2053

Follett Corporation Successfully Completes

Tender Offer for Varsity Group

RIVER GROVE, Ill., April 14, 2008 – Follett Corporation (“Follett”) today announced the successful completion of the cash tender offer by its wholly-owned subsidiary, VGI Acquisition Corp. (“Purchaser”), to acquire all of the outstanding shares of common stock of Varsity Group Inc. (Nasdaq:VSTY) (“Varsity Group”) for $0.20 per share, without interest and subject to any applicable withholding of taxes.

The tender offer was commenced on March 7, 2008, pursuant to an agreement and plan of merger dated February 22, 2008 among Purchaser, VGI Holdings Corp., the sole stockholder of Purchaser and a wholly-owned subsidiary of Follett (“Parent”), and Varsity Group. The tender offer expired at 7:00 p.m., New York City time, Friday, April 11, 2008, at which time a total of approximately 16,118,974 shares of Varsity Group, including 5,596 shares tendered under guarantied delivery procedures, had been tendered and not withdrawn, representing approximately 85% of the outstanding Varsity Group common stock.

All shares that were validly tendered and not withdrawn have been accepted for purchase, and Follett will promptly pay for all such shares in accordance with the tender offer. [Follett also intends to exercise the “top-up” option granted to it under the merger agreement to purchase directly from Varsity Group, at a price of $0.20 per share, the number of newly issued shares necessary for Follett to own more than 90% of Varsity Group’s outstanding shares.] Following the payment for all shares tendered [and the exercise of the “top-up” option], Follett expects to quickly complete the merger of Purchaser with and into Varsity Group, with Varsity Group becoming a wholly-owned subsidiary of Follett, pursuant to the “short-form” merger provisions of Delaware law without a meeting of the stockholders of Varsity Group. As a result of the merger, all outstanding shares of Varsity Group common stock not validly tendered and accepted for payment in the tender offer will be converted into the right to receive $0.20 per share in cash, without interest and subject to any applicable withholding of taxes. The depositary for the tender offer and the disbursing agent for the merger will mail to non-tendering Varsity Group stockholders the materials necessary to exchange Varsity Group stock certificates for such payment.

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This press release is for information only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer was made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials, that Purchaser filed with the SEC on March 7, 2008. In addition, on March 7, 2008, Varsity Group filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer, which was mailed to Varsity Group’s stockholders. The tender offer statement (and related materials), as amended, and the solicitation/recommendation statement, as amended, contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by investors and stockholders of Varsity Group. These materials may be obtained free of charge by contacting the information agent for the tender offer, Georgeson, Inc., at (800) 843.0129 (toll-free). In addition, all of these materials (and all other materials filed by Varsity Group and Purchaser with the SEC) are available for free at the website maintained by the SEC at www.sec.gov.

Cautionary Statements

Statements in this release that are not statements of historical fact may include forward looking statements. Any such forward-looking statements are subject to risks and uncertainties. Such forward-looking statements include statements concerning the completion of the transactions contemplated by the merger agreement, including the merger and the timing thereof and the business opportunities afforded by the merger. Important factors that may cause actual results to differ include: risks that could prevent or delay the closing of the transaction, including satisfaction of conditions to closing an acquisition transaction of this type, such as acceptance of the offer by holders of a sufficient number of shares of common stock of Varsity Group. For a discussion of other risks facing Varsity Group’s business, please refer to the documents filed by Varsity Group with the United States Securities and Exchange Commission from time to time.

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